Free Writing Prospectus dated May 21, 2014 (to Prospectus dated September 28, 2012 and Preliminary Prospectus Supplement dated May 21, 2014)	Filed pursuant to Rule 433 Registration Statement No. 333-184147

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS
USD 2,250,000,000 5.125% Subordinated Tier 2 Notes due 2024

Issuer	The Royal Bank of Scotland Group plc
Securities	5.125% Subordinated Tier 2 Notes due 2024 (the “Notes”)
Ranking	Subordinated
Principal Amount	USD 2,250,000,000
Price to the Public	99.213%
Specified Currency	USD
Trade Date	May 21, 2014
Settlement Date	May 28, 2014 (T+4), in accordance with DTC’s procedures
Maturity	May 28, 2024
Coupon	5.125% per annum
Call Option	Not applicable
Interest Payment Dates	Semi-annually on the 28th day of each May and November, commencing on November 28, 2014, up to and including May 28, 2024.
Interest Payment Record Dates	On the 14th day of each May and November commencing on November 14, 2014.
Format	SEC-Registered
Benchmark	T 2.500% due May 15, 2024
Benchmark Yield	2.527%
Re-Offer Yield	5.227%
Re-Offer Spread to UST	T+270 bps
Day Count	30/360
Day Count Convention	Following unadjusted
Business Days	New York and London
Underwriting Discount	0.400%
Proceeds, before expenses, to the Issuer	98.813%; USD 2,223,292,500
Agreement with Respect to the Exercise of U.K. Bail-in Power
By its purchase of the Notes, each holder (including each beneficial holder) of the Notes acknowledges, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer or another person, which U.K. bail-in power may be exercised by means of variation of the terms of the Notes solely to give effect to the above. With respect to

(i) and (ii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the Maturity Date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder (including each beneficial holder) of the Notes further acknowledges and agrees that the rights of the holders under the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority expressed to implement such a cancellation or conversion.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group (as defined herein), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime by way of amendment to the Banking Act 2009, as the same may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).”

“Group” means the Issuer together with its subsidiaries consolidated in accordance with International Financial Reporting Standards.

Redemption for Tax Reasons
Redemption at the principal amount of the Notes together with accrued but unpaid interest thereon, provided that, any such redemption will only apply to the extent not prohibited by CRD IV and will be subject to the conditions set forth under below under “Conditions to Redemption and Repurchases.”

Redemption due to Capital Disqualification Event
Redemption at par together with accrued but unpaid interest thereon, in the event a Capital Disqualification Event has occurred and is continuing, provided that, any such redemption will only apply to the extent not prohibited by CRD IV and will be subject to the conditions set forth under below under “Conditions to Redemption and Repurchases.”

A “Capital Disqualification Event” shall be deemed to have occurred if, as a result of any amendment to, or change in, the Capital Regulations (or official interpretation thereof) which are in effect at the Settlement Date, the Notes are fully excluded from Tier 2 capital (as defined in the Capital Regulations) of the Issuer and/or the Regulatory Group.

As used herein:

“Capital Instruments Regulations” means any regulatory capital rules, regulations or standards which are in the future applicable to the Issuer (on a solo or consolidated basis and including any implementation thereof or supplement thereto by the PRA from time to time) and which lay down the requirements to be fulfilled by financial instruments for inclusion in its regulatory capital (on a solo or consolidated basis) as required by (i) the CRD IV Regulation and/or (ii) the CRD IV Directive and including (for the avoidance of doubt) any regulatory technical standards issued by the European Banking Authority and adopted by the European Commission.

“Capital Regulations” means, at any time, the regulations, requirements, guidelines and policies relating to capital adequacy of the PRA and/or of the European Parliament or of the Council of the European Union then in effect in the United Kingdom, including, without limitation to the generality of the foregoing, any Capital Instruments Regulations;

“CRD IV” means, taken together, (i) the CRD IV Directive, (ii) the CRD IV Regulation and (iii) the Capital Regulations;

“CRD IV Directive” means Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, and any successor directive;

“CRD IV Regulation” means Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms amending Regulation (EU) No 648/2012, and any successor regulation;

“PRA” means the Prudential Regulation Authority or such other governmental authority in the United Kingdom (or, if the Issuer becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having primary supervisory authority with respect to the prudential regulation of the Issuer’s business; and

“Regulatory Group” means the Issuer, its subsidiary undertakings, participations, participating interests and any subsidiary undertakings, participations or participating interests held (directly or indirectly) by any of its subsidiary undertakings from time to time and any other undertakings from time to time consolidated with it for regulatory purposes, in each case in accordance with the rules and guidance of the PRA then in effect.

Repurchases
Applicable, provided that purchases are only permitted to the extent not prohibited by CRD IV. Any such purchase will be subject to the conditions set forth under below under “Conditions to Redemption and Repurchases.”

Conditions to Redemption and Repurchases
Redemption or repurchase of the Notes prior to the Maturity Date, provided that (except to the extent that the PRA no longer so requires) the Issuer has notified the PRA of its intention to do so at least one month (or such other, longer or shorter period, as the PRA may then require or accept) before the Issuer becomes committed to the proposed redemption or repayment.

The PRA shall grant permission to a redemption or repurchase of the Notes in accordance with the provisions of the rules under CRD IV, upon a satisfactory finding that either of the following conditions is met, as applicable to the Notes:

1.     on or before such redemption or repurchase of any of the Notes, the Issuer replaces such Notes with own funds instruments (as defined by the Capital Regulations) of an equal or higher quality on terms that are sustainable for its income capacity; or

2.     the Issuer has demonstrated to the satisfaction of the PRA that its Tier 1 capital and Tier 2 capital (as defined by the Capital Regulations) would, following such redemption or repurchase, exceed the capital ratios required under the CRD IV Regulation and the combined buffer requirement defined in the CRD IV Directive by a margin that the PRA may consider necessary on the basis set out in the CRD IV Directive for it to determine the appropriate level of capital of an institution.

In addition, under the CRD IV rules, the Issuer may only redeem the Notes before five years after the date of issuance of the Notes, provided that (except to the extent that the PRA lo longer so requires) the following conditions are met:

a)     the pre-conditions listed in paragraphs (1) or (2) above are met; and

b)     in the case of redemption due to the occurrence of a Capital Disqualification Event, (i) the PRA considers such change to be sufficiently certain and (ii) the Issuer demonstrates to the satisfaction of the PRA that the Capital Disqualification Event was not reasonably foreseeable at the time of the issuance of the Notes; or

c)     in the case of redemption due to a tax event, the Issuer demonstrates to the satisfaction of the PRA that the change in the applicable tax treatment relating to the Notes is material and was not reasonably foreseeable at the time of issuance of the Notes.

Global Co-ordinator and Structuring Advisor, Joint Bookrunner and Joint Lead Manager	RBS Securities Inc.
Joint Bookrunners and Joint Lead Managers	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Co-Managers
ABN AMRO Securities (USA) LLC
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
CIBC World Markets Corp.
Danske Markets Inc.
ING Financial Markets LLC
nabSecurities, LLC
National Bank of Canada Financial Inc.
TD Securities (USA) LLC

Denominations	$100,000 and integral multiples of USD $1,000 in excess thereof
Listing	An application will be made to list the Notes on the New York Stock Exchange
Expected Security Ratings*	BB+ / BBB- / Ba3 (S&P / Fitch / Moody’s)
Clearing and Settlement	DTC
CUSIP	780099 CH8
ISIN	US780099CH81
Governing Law	New York (subordination and waiver of the right to set off by holders governed by Scots Law)

* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P, Fitch or Moody’s.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071.